EXHIBIT 99.3

Execution Version

DATED            October 16 2014

THALASSA HOLDINGS SA

PELAGOS HOLDINGS SA

(as Vendors)

NEWLEAD TANKER ACQUISITIONS INC

(as Purchaser)

and

NEWLEAD HOLDINGS LTD.

(as NewLead)

_______________________________________

SHARE SALE AND PURCHASE AGREEMENT

_______________________________________

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	SALE AND PURCHASE	7

3.	CONDITIONS	7

4.	CONDUCT OF BUSINESS BEFORE FIRST COMPLETION	9

5.	CONSIDERATION	10

6.	DEFERRED CONSIDERATION	10

7.	TRUE-UP SHARES	11

8.	FIRST COMPLETION	13

9.	SECOND COMPLETION	14

10.	NO DISPOSALS	15

11.	TERMINATION SHARES AND CONSIDERATION	15

12.	FAIR MARKET VALUE	17

13.	EXPERT	17

14.	WARRANTIES AND INDEMNITIES	18

15.	PROVISION OF INFORMATION	19

16.	PRE-EMPTION WAIVERS	19

17.	PROTECTION OF THE PURCHASER'S INTERESTS	19

18.	INSURANCE	20

19.	ANNOUNCEMENTS	21

20.	CONFIDENTIALITY	21

21.	PROVISIONS RELATING TO AGREEMENT	22

22.	ASSIGNMENT AND SUB-CONTRACTING	22

23.	FURTHER ASSURANCE	22

24.	SEVERABILITY	23

25.	COSTS	23

26.	NOTICES	23

27.	GOVERNING LAW AND JURISDICTION	24

SCHEDULE 1 – (THE COMPANIES AND THE SALE SHARES)		26

SCHEDULE 2 – (the warranties)		28

SCHEDULE 3 – (the vessels)		39

SCHEDULE 4 – (list of material contracts)		40

2

THIS AGREEMENT is made on October 16, 2014

BETWEEN

(1)	THALASSA HOLDINGS SA a company incorporated in Liberia with Registration No. C-109798, whose registered office is at 80 Broad Street, Monrovia, Liberia ("Thalassa");

(2)	PELAGOS HOLDINGS SA, a company incorporated in Liberia with Registration No. C-112650, whose registered office is at 80 Broad Street, Monrovia, Liberia ("Pelagos" and together with Thalassa, the "Vendors" and each, a "Vendor" );

(3)	NEWLEAD TANKER ACQUISITIONS INC., a company incorporated in the Marshall Islands with Registration No. 72181 whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960 Marshall Islands (the "Purchaser"); and

(3)	NEWLEAD HOLDINGS LTD., a company incorporated in Bermuda with Registration No. EC-36332 whose registered office is at Canon's Court, 22 Victoria Street, Hamilton, Bermuda ("NewLead"),

each a "Party" and together the "Parties".

RECITALS

(A)	The Vendors are together the beneficial owners of the whole of the issued and allotted share capital in the Companies and each of the Vendors is the sole beneficial owner and registered holder of the Sale Shares (as hereinafter defined and as more particularly described in Part B of Schedule 1).

(B)	The Vendors have agreed to sell and the Purchaser (a wholly owned subsidiary of NewLead) has agreed to buy the Sale Shares on the terms and conditions hereinafter contained.

NOW IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement (including the Recitals and the Schedules), unless the context otherwise requires, the following words and expressions shall have the following meanings:

"Accrued Liabilities" means the total amount of liabilities in respect of any of the Companies and/or any of the Vessels accrued on or before the Deferred Issuance Date (as the case may be) and as such amount may be determined by the Purchaser;

"Affiliates" means a company's subsidiaries and subsidiary undertakings and its parent company or parent undertaking, and the subsidiaries and subsidiary undertakings of any such parent company or parent undertaking;

3

"Assets" means the amount of the total assets including (without limitation) present and future properties, revenues and rights of every description of the Companies determined on a consolidated basis;

"Audited Accounts" means the Companies' individual accounts, audited financial statements in the form of US GAAP for the financial year ended on the Balance Sheet Date, the auditors' report on those accounts, the directors' report for that year and the notes to those accounts;

"Balance Sheet Date" means the First Completion Date;

"Books and Records" has its common law meaning and includes, without limitation, all notices, correspondence, orders, inquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programs or other records (but excluding software);

"Business Days" means a day (other than a Saturday, Sunday or public holiday) when banks are open for business in Athens, New York and London;

"Companies" means each and all of Aeolus Compania Naviera SA, Flegra Compania Naviera S.A, Frourio Compania Naviera S.A., Kastro Compania Naviera SA and Nepheli Marine Company and each of them a company incorporated in the Republic of Liberia as more particularly described in Part A of Schedule 1 (and a "Company" means any of them);

"Conditions" means the conditions set out in Clause 3;

"Consideration Price" has the meaning given to it in Clause 5.1;

"Consideration Shares" means common stock in NewLead issued to the Vendors from time to time (or such other entity or entities as may be agreed with the Purchaser) as consideration for the sale of the Sale Shares by the Vendors to the Purchaser, including (without limitation) the First Consideration Shares, the Second Consideration Shares, any Deferred Shares and any True-Up Shares;

"Deferred Amount" means the value of the Deferred Shares calculated in accordance with Clause 6.3;

"Deferred Issuance Date" means the date falling on the first anniversary of the First Completion Date or (in cases where such date does not fall on a Business Day) the Business Day immediately prior;

"Deferred Shares" has the meaning given to it in Clause 5.4;

"Dollar" and "$" means the lawful currency of the United States of America from time to time;

"Encumbrance" means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership;

4

"Fair Market Value" means the value of any shares determined in accordance with Clause 12;

"First Completion" means the completion of the sale and purchase of the Sale Shares under this Agreement in accordance with Clause 8;

"First Completion Amount" means US$5,000,000;

"First Completion Date " has the meaning given to it in Clause 8.1;

"First Consideration Shares" has the meaning given to it in Clause 5.2;

"Governmental Authority" means any national, supranational, federal, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury);

"Law" means any statute, law, rule, regulation, ordinance, code, executive order, injunction, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment of any Governmental Authority;

"Mortgagee Banks" means (i) Natixis Bank as mortgagee bank in respect of each of m.v. CAPTAIN NIKOLAS I, m.v. NEPHELI and m.v. SOFIA; and (ii) National Bank of Greece S.A. as mortgagee bank in respect of each of m.v. IOLI and m.v. KATERINA L (and "Mortgagee Bank" means either of them);

"NewLead's Group" means NewLead and its Affiliates from time to time;

"Purchaser's Group" means the Purchaser and its Affiliates from time to time;

"Purchaser's Solicitors" means Holman Fenwick Willan International LLP of 83 Akti Miaouli & Flessa Street, Piraeus, Greece 185 38;

"Quarter Dates" means 31 March, 30 June, 30 September and 31 December (and "Quarter Date" means any one of them);

"Sale Shares" means all the registered shares each of no par value and each in the capital of each of the Companies allotted and in issue at the date of this Agreement and as more particularly described in Part B of Schedule 1;

"Second Completion" means the provision of the Audited Accounts under this Agreement in accordance with Clause 9;

"Second Completion Amount" means US$3,000,000;

"Second Completion Date" has the meaning given to it in Clause 9.1;

5

"Second Consideration Shares" has the meaning given to it in Clause 5.3;

"Securities Act" means the Unites States Securities Act of 1933 as amended;

"Sold Amount" means the total amount which the Vendors have received (or shall receive as the case may be) as consideration in respect of the sale of all or any part of the Consideration Shares provided that, when determining the Sold Amount, the price of all or any of the Consideration Shares shall not be less than the Stock Price of such Consideration Shares on the date of such sale (VWAP);

"Stock Price" means the price of common stock in NewLead (as adjusted for any stock splits or dividends) on the Business Day immediately prior to the date on which any of the Consideration Shares (including, without limitation, the First Consideration Shares, the Second Consideration Shares, any Deferred Shares and any True-Up Shares) are to be issued to the Vendors and/or such price is to be ascertained in accordance with or pursuant to the terms of this Agreement;

"Termination Date" means the date falling on the earlier of: (i) the second anniversary of the First Completion Date or (in cases where such date does not fall on a Business Day) the Business Day immediately prior; (ii) the date on which the common stock of NewLead ceases to be publicly listed on any national security exchange or market, trading or quotation facility; and (iii) the date on which a Termination Notice is deemed received by the Purchaser in accordance with Clause 11.1;

"Termination Shares" means any Termination Shares to be issued to the Vendors in accordance with Clause 11 and pursuant to Rule 144A of the Securities Act as fully paid and non-assessable and free from all taxes, liens, claims and encumbrances with respect to the issue thereof;

"True-Up Period" means the period starting on the first Business Day after the First Completion Date and ending on the Business Day falling immediately prior to the Termination Date;

"True-Up Notice" has the meaning given to it in Clause 7.1;

"True-Up Shares" means any Consideration Shares to be issued to the Vendors in accordance with Clause 7 and pursuant to Rule 144A of the Securities Act as fully paid and non- assessable and free from all taxes, liens, claims and encumbrances with respect to the issue thereof;

"Vendors' Accountants" means Mazzars Paris of 61 rue Henri Regnault, 92075 Paris La Défense Cédex – France;

"Vendors' Group" means the Vendors and its Affiliates from time to time;

"Vessel Market Value" means the value of any of the Vessels as determined in accordance with Clause 12;

6

"Vessels" means together m.v. "CAPTAIN NIKOLAS I", m.v. "IOLI", m.v. "KATERINA L", m.v. "NEPHELI" and m.v. "SOFIA" and as further described in Schedule 3 to this Agreement (and each one being a "Vessel"); and

"Warranties" means the representations, warranties and undertakings given by the Vendors referred to in Clause 14.

1.2	In this Agreement (including the Recitals and the Schedules), unless the context otherwise requires:

(a)	all references to statutory provisions or enactments shall include references to any amendment, modification or re-enactment of any such provision or enactment (whether before or after the date of this agreement), to any previous enactment which has been replaced or amended and to any regulation or order made under such provision or enactment;

(b)	references to documents "in the agreed form" are to documents in terms agreed between the parties to this agreement and signed (for the purpose of identification on only) by the Vendors and the Purchaser prior to the signature of this agreement;

(c)	references to the Recitals, clauses and the Schedules are respectively to the Recitals to, clauses of and the Schedules to this agreement.

2.	SALE AND PURCHASE

2.1	Each of the Vendors with full title guarantee shall sell with effect from First Completion Date the Sale Shares and the Purchaser shall purchase with effect from First Completion Date all of the Sale Shares with all rights attached or accruing to them and free from all claims, charges, liens, encumbrances, options, rights of pre-emption or equities whatsoever.

2.2	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously in accordance with this Agreement.

3.	CONDITIONS

3.1	The sale and purchase of the Sale Shares pursuant to this Agreement is in all respects conditional on the satisfaction or waiver of the following Conditions:

(a)	the passing of a duly convened resolution of the board of directors of NewLead to approve the arrangements described in this Agreement in the agreed form subject to the fiduciary duties from time to time of their directors;

(b)	confirmation in writing from each of the Mortgagee Banks, (in forms acceptable to the Purchaser and NewLead in all respects), that each Mortgagee Bank: (i) approves and consents to the arrangements described in this Agreement; and (ii) agrees to a moratorium or grace period in respect of any rights the Mortgagee may have against the Companies and/or the Vessels (on such terms as may be acceptable to the Purchaser);

7

(c)	the continuing public listing of common stock in NewLead on any national security exchange or market, trading or quotation facility up to an including the First Completion Date;

(d)	the issuance of a satisfactory legal opinion or due diligence report by the Purchaser's Solicitors in favour of the Purchaser (or NewLead as the case may be) in such form as may be acceptable to the Purchaser;

(e)	the issuance of a satisfactory financial report (including, without limitation, an analysis of the Assets, historical audited accounts for the financial years ending 31 December 2011, 31 December 2012 and 31 December 2013 and other financial statements of the Companies and the Vendors' Group) by the Vendor's Accountants in favour of the Purchaser (or NewLead as the case may be) in such form as may be acceptable to the Purchaser;

(f)	the issuance of a letter to the Purchaser and NewLead (in such form as may be acceptable to the Purchaser) from each of the Vendors, the Companies and the directors/officers of the Companies confirming (amongst other things) that all documentation and information supplied to the Purchaser (or the Purchaser's Solicitors on behalf of the Purchaser) is true, accurate and complete in all respects, does not contain any misstatement of fact or omit any material fact, is not misleading and has not been amended, varied or supplemented in any way on, before or after the date that such documentation or information was supplied by the Purchaser; and

(g)	all Parties (other than NewLead) having passed director and shareholder resolutions approving this Agreement and all matters required in connection with this Agreement.

3.2	The Parties must use all reasonable endeavours to procure that the Conditions are satisfied as soon as practicable and in any event no later than 00:00:

(a)	on 31 October 2014; or

(b)	where a later date has been agreed in writing between the Parties, on that date.

3.3	A Condition may only be waived by all Parties in writing.

3.4	If the Conditions have not been satisfied or waived by 00:00 on 31 October 2014 this Agreement will terminate and cease to have effect immediately after that time on that date except for Clauses 19, 20, 21,24, 25, 26 and any rights or liabilities that may have accrued under this Agreement.

3.5	For the avoidance of doubt, in the event of termination of the Agreement pursuant to Clause 3.4 above, the Vendors shall not be entitled to make any claim whatsoever against either the Purchaser or NewLead for any compensation, indemnity, losses, damages, expenses or costs whatsoever whether directly or indirectly incurred or whether present, future or contingent as a consequence such termination or entry into this Agreement.

8

4.	CONDUCT OF BUSINESS BEFORE FIRST COMPLETION

4.1	The Vendors will procure that, between the time of this Agreement and the First Completion Date, the Companies and each other member of the Vendors' Group will carry on business in the normal course and (except as expressly provided in this Agreement) shall not do or permit any of the matters listed in Clause 4.2 without the consent in writing of the Purchaser, such consent not to be unreasonably withheld or delayed.

4.2	Subject as provided in Clause 4.1, the Vendors undertake with the Purchaser that it will procure that the Vendors, the Companies and each other member of the Vendors' Group shall not between the time of this Agreement and the First Completion Date do, or cause to be done, any of the following:

(a)	dispose of, agree to dispose of, or grant or agree to grant any option in respect of, any material part of its assets except in the ordinary course of business on normal arm's length terms;

(b)	enter into any individual contract or commitment relating to or affecting any material part of its business or the business of the Vendors' Group or any materially unusual, abnormal or onerous contract or commitment;

(c)	declare, make or pay any dividend or other distribution;

(d)	create, grant or issue, or agree to create, grant or issue, any mortgages, charges (other than liens arising by operation of Law), debentures or other securities or redeem or agree to redeem any such securities or give or agree to give, any guarantees or indemnities, except, in the case of guarantees and indemnities, in the ordinary course of trading;

(e)	create, allot or issue or agree to create, allot or issue any shares or other securities of whatsoever nature convertible into shares;

(f)	create, issue, redeem or grant any option or right to subscribe in respect of any share capital or agree so to do;

(g)	reduce its share capital or purchase its own shares;

(h)	fail to take any action required to maintain any of its insurances in force or do anything in the knowledge that such action would make any policy of insurance in which any member of the Vendors' Group holds a benefit void or voidable;

(i)	alter any provision of its Memorandum or Articles of Association (or equivalent constitutional documents) or adopt or pass further regulations or resolutions inconsistent therewith;

(j)	pass any resolutions in general meeting or by way of written resolution, including, without limitation, any resolution for winding-up, or to capitalise any profits or any sum standing to the credit of share premium account or capital redemption reserve fund or any other reserve;

9

(k)	change its accounting reference date;

(l)	make any material change to the accounting procedures or principles by reference to which its accounts are drawn up;

(m)	make any substantial change in the nature or organisation of its business;

(n)	discontinue or cease to operate all or any material part of its business; or

(o)	change its residence for taxation purposes.

4.3	From the date of this Agreement, the Vendors shall give the Purchaser and NewLead, (upon reasonable notice and subject to confidentially requirements of Clause 20), full access to the premises and the Books and Records and title deeds of the Companies, and to the directors of the Companies, and the Companies will be instructed to give all information and explanations to the Purchaser and NewLead or any such other persons as they may reasonably request.

5.	CONSIDERATION

5.1	The consideration for the Sale Shares shall be US$33,000,000 less all and any Accrued Liabilities (the "Consideration Price"), which shall be satisfied by the issuance of the Consideration Shares by NewLead to the Vendors in accordance with this Agreement.

5.2	The number of Consideration Shares to be issued to the Vendors on the First Completion Date shall be determined by NewLead by dividing the First Completion Amount by the Stock Price (the "First Consideration Shares").

5.3	The number of Consideration Shares to be issued to the Vendors on the Second Completion Date shall be determined by NewLead by dividing the Second Completion Amount by the Stock Price (the "Second Consideration Shares").

5.4	The number of Consideration Shares to be issued to the Vendors on the Deferred Issuance Date shall be determined by NewLead by dividing the Deferred Amount by the Stock Price (the "Deferred Shares").

6.	DEFERRED CONSIDERATION

6.1	If, on the Second Completion Date the aggregate of: (i) the Sold Amount; and (ii) the Stock Price multiplied by the total number of remaining Consideration Shares (if any) held by the Vendors on the Second Completion Date, is less than the aggregate of (i) the First Completion Amount; and (ii) the Second Completion Amount, NewLead shall issue such number of Second Consideration Shares to the Vendors as may be determined by NewLead on the basis of the following calculation:

(A – B – C)

D

Where:	"A" equals the aggregate of (i) the First Completion Amount; and (ii) the Second Completion Amount;

10

"B" equals the Sold Amount;

"C" equals the Stock Price multiplied by the total number of remaining Consideration Shares held unsold (if any) by the Vendors on the Second Completion Date; and

"D" equals the Stock Price on the Second Completion Date.

6.2	If, on the Second Completion Date, the aggregate of: (i) the Sold Amount; and (ii) the Stock Price multiplied by the total number of remaining Consideration Shares (if any) held by the Vendors on the Second Completion Date, is equal to or greater than the aggregate of: (i) the First Completion Amount; and (ii) the Second Completion Amount, no Second Consideration Shares shall be issued to the Vendors by NewLead.

6.3	If, on the Deferred Issuance Date (a) the Second Completion Date has occurred; and (b) the aggregate of: (i) the Sold Amount; and (ii) the Stock Price multiplied by the total number of remaining Consideration Shares (if any) held by the Vendors on the Deferred Issuance Date, is less than the Consideration Price, NewLead shall issue such number of Deferred Shares to the Vendors as may be determined by NewLead on the basis of the following calculation:

(A – B – C)

D

Where:	"A" equals the Consideration Price;

"B" equals the Sold Amount;

"C" equals the Stock Price multiplied by the total number of remaining Consideration Shares held unsold (if any) by the Vendors on the Deferred Issuance Date; and

"D" equals the Stock Price on the Deferred Issuance Date.

6.4	If, on the Deferred Issuance Date, the aggregate of: (i) the Sold Amount; and (ii) the Stock Price multiplied by the total number of remaining Consideration Shares (if any) held by the Vendors on the Deferred Issuance Date, is equal to or greater than the Consideration Price, no Deferred Shares shall be issued to the Vendors by NewLead.

7.	TRUE-UP SHARES

7.1	If, at any time (other on the Second Completion Date or the Deferred Issuance Date) and always within the True-Up Period:

(a)	the Sold Amount of the Consideration Shares is less than:

(i)	the First Completion Amount, if the date of issuance of the True-Up Shares is after the First Completion Date but prior to the Second Completion Date; or

11

(ii)	the aggregate of the First Completion Amount and the Second Completion Amount, if the date of issuance of the True-Up Shares is after the Second Completion Date but prior to the Deferred Issuance Date; or

(iii)	the Consideration Price if the date of issuance of the True-Up Shares is after the Deferred Issuance Date;

(b)	and all of the Consideration Shares issued to Vendors have been sold,

the Vendors shall immediately issue to the Purchaser and NewLead a notice in writing confirming: (i) the Sold Amount, (ii) the sale date(s) of the Consideration Shares; (iii) the Stock Price(s) on the date(s) that such Consideration Shares were sold (the "True-Up Notice"),.

7.2	Provided that:

(a)	the True-Up Notice has been issued to the Purchaser and Newlead in accordance with notice requirements of Clause 26 and;

(b)	the Vendors have provided such supporting documentation as may reasonably be required by the Purchaser to evidence the details specified in the True-Up Notice,

NewLead shall issue (within three Business Days from the date of receipt by the Purchaser and NewLead of the True-Up Notice) such number of True-Up Shares as may be determined by NewLead on the basis of the following calculation:

(A – B)

C

Where: "A" equals:

(i) if the date of issuance of the True-Up Shares is after the First Completion Date but prior to the Second Completion Date, the First Completion Amount;

(ii) if the date of issuance of the True-Up Shares is after the Second Completion Date but prior to the Deferred Issuance Date, the aggregate of the First Completion Amount and the Second Completion Amount; and

(iii) if the date of issuance of the True-Up Shares is after the Deferred Issuance Date, the Consideration Price.

"B" equals the Sold Amount;

"C" equals the Stock Price on the date that the True-Up Shares are to be issued to the Vendors.

7.3	For the avoidance of doubt, the number of True-Up Notices issued (or to be issued) by the Vendors pursuant to this Clause 7 shall not be limited in any way, provided that:

(a)	such True-Up Notice is issued within the True-Up Period and in accordance with the requirements of this Clause 7;

12

(b)	the Vendors have complied (and continue to comply) with the terms of this Agreement including, without limitation, the provision of information requirements of Clause 15; and

(c)	the Sold Amount is less than the Consideration Price.

7.4	Notwithstanding any other provision of this Agreement, if at any time the Sold Amount is equal to or greater than the Consideration Price, no True-Up Shares shall be issued to the Vendors in accordance with this Clause 7.

8.	FIRST COMPLETION

8.1	Subject to Clause 3.2, First Completion shall take place at the offices of NewLead at 12:00 on the Business Day immediately following the satisfaction and/or waiver of all of the Conditions or such later date as the Parties may agree (the "First Completion Date").

8.2	On the First Completion Date, the Vendors shall deliver (where appropriate as agent for each of the Companies) to the Purchaser:

(a)	duly completed stock transfer forms in respect of the Sale Shares duly executed by the Vendors respectively in favour of the Purchaser or as it may direct;

(b)	certificates for the Sale Shares (or an indemnity in lieu thereof) and any other documents which may be required to give good title to the Sale Shares and to enable the Purchaser to procure registration of the same in its name or as it may direct, together with any waivers, consents and other documents as may be required to enable the Purchaser to be registered or recorded as the holder of the Sale Shares;

(c)	the resignations of each of the directors (other than those requested in writing by the Purchaser to remain) and the secretary of each of the Companies in the agreed form confirming that each such director and/or secretary have no claims against any of the Companies;

(d)	confirmation by each of the Vendors in the agreed form that the Vendors have no claims against each of the Companies;

(e)	each of the Companies' original certificate of incorporation, certificate of incorporation on change of name (if applicable), common seal, statutory registers, minute books, share certificate books and all other books (all duly written up to date);

(f)	the resignation of the auditors of each of the Companies together with their confirmation that they have no outstanding claims against the Vendors or the Companies in the agreed form together with a duplicate;

(g)	evidence that all bank account signatories and bank mandates issued in favour of any person prior to the First Completion Date in connection with any account opened in the name of any of the Companies and/or in connection with any of the Vessels (whether held with a Mortgagee Bank or any other bank or financial institution) have each been revoked and cease to have any effect and such other persons (as the Purchaser may direct) have been appointed and duly authorised as account signatories to all the accounts of any of the Companies, together with any waivers, consents and other documents as may be required to enable the Purchaser to effect such changes;

13

(h)	any power of attorney under which any document required to be delivered under this Clause 8.2 has been executed;

(i)	certified copies of board resolutions of each of the Vendors and the Companies (approving, inter alia, the sale of the Sale Shares to the Purchaser) in the agreed form;

(j)	evidence of termination of all related party contracts entered into by the Companies (to the satisfaction of the Purchaser) including, without limitation all and any agreements entered into between any of the Companies and Harmonia Shipping Management Inc. (or its Affiliates) as may be required by the Purchaser; and

(k)	such other documents or consents as may be reasonably required by the Purchaser or NewLead to give effect to the terms of this Agreement.

8.3	Provided the Vendors comply with all their obligations under Clause 8.2 (subject only to the Purchaser fulfilling its obligations under this clause) NewLead shall, on the First Completion Date allot and issue to the Vendors the First Consideration Shares (the number of which shall be calculated in accordance with Clause 5.2 above) pursuant to Rule 144A of the Securities Act as fully paid and non-assessable and free from all taxes, liens, claims and encumbrances with respect to the issue thereof.

8.4	If for any reason the provisions of Clause 8.2 are not fully complied with, the Purchaser shall be entitled (in addition and without prejudice to any other right or remedy available to it) to elect in its absolute discretion:

(a)	to rescind this Agreement;

(b)	to fix a new First Completion Date; or

(c)	to proceed to First Completion so far as practicable, the Vendors then being obliged to use all best endeavours to perform or procure the performance of any of the outstanding provisions of Clause 8.2.

8.5	The solicitors to any Party to this Agreement are authorised to take delivery on behalf of such Party of any items under this Agreement and their receipt shall be a good discharge for those items to the Party and the solicitors to the Party making delivery.

9.	SECOND COMPLETION

9.1	Second Completion shall take place on the date falling 20 Business Days from the First Completion Date or such later date as the Purchaser may agree in its absolute discretion (the "Second Completion Date").

14

9.2	On the Second Completion Date, the Vendors shall deliver (where appropriate as agent for each of the Companies) the Audited Accounts in such form as may be acceptable to the Purchaser.

9.3	Provided the Vendors comply with all their obligations under Clause 8.2 NewLead shall, on the Second Completion Date allot and issue to the Vendors the Second Consideration Shares (the number of which shall be calculated in accordance with Clause 5.3 above) pursuant to Rule 144A of the Securities Act as fully paid and non-assessable and free from all taxes, liens, claims and encumbrances with respect to the issue thereof.

9.4	If for any reason the provisions of Clause 8.2 are not fully complied with, notwithstanding anything else contained in this Agreement, the Purchaser shall have no further obligation whatsoever to issue any further Consideration Shares (including, without limitation, the Second Consideration Shares, the Deferred Shares and any True-Up Shares).

10.	NO DISPOSALS

10.1	The Purchaser represents and warrants that, prior to the Termination Date, so long as any part of the Consideration Price remains outstanding, it will not sell or dispose of:

(a)	any shares in the Companies; or

(b)	any of the Vessels,

without prior consent of the Vendors (such consent not to be unreasonably withheld or delayed).

11.	TERMINATION SHARES AND CONSIDERATION

11.1	If, after the First Completion Date, the financial condition of the Purchaser has significantly deteriorated from the date on which this Agreement is executed, the Vendors shall promptly notify the Purchaser in writing in accordance with Clause 26 confirming such circumstances (the "Termination Notice").

11.2	If, on the Termination Date:

(a)	the Consideration Shares remain publicly listed on any national security exchange or market, trading or quotation facility;

(b)	no Termination Notice has been issued; and

(c)	a shortfall exists after the aggregate of: (i) the Sold Amount; and (ii) the Stock Price multiplied by the total number of Consideration Shares held unsold by the Vendors, has been deducted from the Consideration Price (the "Termination Shortfall"),

NewLead shall issue (within three Business Days from the Termination Date) such number of Termination Shares as may be determined by NewLead by dividing the Termination Shortfall by the Stock Price on the Termination Date.

15

11.3	Immediately upon the issuance of any Termination Shares pursuant to Clause 11.2 above, neither the Purchaser nor NewLead shall have any obligation or liability to the Vendors (or any other person) whatsoever under or pursuant to the terms of this Agreement, whereupon this Agreement shall cease to take effect and the Vendors shall not be entitled to advance any claim for any compensation, indemnity, losses, damages, expenses or costs whatsoever whether directly or indirectly incurred or whether present, future or contingent as a consequence thereof whether against the Purchaser, NewLead, any of the Companies and/or any person, officer or agent acting on behalf of any such entities.

11.4	If, on the Termination Date, (a) the Consideration Shares cease (or have ceased) to remain publicly listed on any national security exchange or market, trading or quotation facility; or (b) a Termination Notice has been issued by the Vendors in accordance with Clause 11.1; and (i) a shortfall exists after the Sold Amount has been deducted from the Consideration Price (the "De-Listing Shortfall"); and (ii) all and any Consideration Shares held by the Vendors have been sold or transferred back to such private shareholders of NewLead (as the board of directors of NewLead may direct in accordance with the shareholding proportions that each such private shareholder holds in NewLead on the Termination Date), the Purchaser shall in its sole and absolute discretion (within 60 Business Days from the Termination Date or such other date as the Parties may agree):

(A)	pay to the Vendors (or to their order) the amount of the De-Listing Shortfall in cash;

(B)	procure the issuance or transfer of such shares in the Purchaser (the "De-Listing Shares") to the Vendors (or to their order) as may be equal to the De-Listing Shortfall based on the Fair Market Value of the De-Listing Shares;

(C)	procure the issuance or transfer of such shares in any of the Companies (the "Company Shares") to the Vendors (or to their order) as may be equal to the De-Listing Shortfall based on the Fair Market Value of the Company Shares;

(D)	procure the sale and delivery of any of the Vessels to the Vendors or their nominee (on such terms as may be agreed between the Parties) and as may be equal to the De-Listing Shortfall based on the Vessel Market Value of such Vessel(s); or

(E)	any combination of (i), (ii), (iii) and/or (iv) in the sole discretion of the Purchaser, as may be equal to the De-Listing Shortfall.

11.5	Immediately upon the settlement of the De-Listing Shortfall pursuant to Clause 11.4 above, neither the Purchaser nor NewLead shall have any obligation or liability to the Vendors (or any other person) whatsoever under or pursuant to the terms of this Agreement, whereupon this Agreement shall cease to take effect and the Vendors shall not be entitled to advance any claim for any compensation, indemnity, losses, damages, expenses or costs whatsoever whether directly or indirectly incurred or whether present, future or contingent as a consequence thereof whether against the Purchaser, NewLead, any of the Companies and/or any person, officer or agent acting on behalf of any such entities.

16

11.6	Notwithstanding anything contained in Clause 11.2 or 11.4 above, if, on the Termination Date the Consideration Shares cease (or have ceased) to remain publicly listed on any national security exchange or market, trading or quotation facility as a result of or in connection with the Vendors' failure to comply with their obligations under Clause 9.2, neither the Purchaser nor NewLead shall have any obligation or liability to the Vendors (or any other person) whatsoever under or pursuant to Clause 11.2 and 11.4.

12.	FAIR MARKET VALUE

12.1	The Fair Market Value for any De-Listing Shares or any Company Shares to be issued or transferred in accordance with Clause 11.4 shall be the amount the Expert appointed under Clause 13 considers in their opinion to be the fair value of the entire issued share capital of the Purchaser and/or each of the Companies (as the case may be).

12.2	In determining the Fair Market Value of the entire issued share capital of the Purchaser and/or each of the Companies (as the case may be), the Expert shall take account of the net asset value of such entities, including (without limitation) the Vessel Market Values and such other matters as the Expert shall consider to be relevant and shall rely on the following assumptions:

(a)	the sale is between a willing seller and a willing purchaser;

(b)	the Shares are sold free of all restrictions, liens, charges and other Encumbrances;

(c)	the sale is taking place on the date the Expert is appointed.

12.3	For the purpose of Clause 12.2, "Vessel Market Value" means the average of two contemporaneous written valuations of the Vessel with the benefit of any charter (unless otherwise agreed by the Parties) and on a willing seller willing buyer basis, prepared by two first-class international shipbrokers (one appointed on behalf of the Vendors and the other appointed on behalf of the Purchaser) such valuation to take account of provisions and requirements for dry docking, repair, special survey and any other relevant matters. Each Party shall supply each shipbroker with such information as the shipbrokers may reasonably require for the purposes of making a determination under this Clause 12.3. The cost of such determination shall be borne by the Party appointing the shipbrokers.

13.	EXPERT

13.1	An Expert is an independent valuer appointed pursuant to Clause 13.

13.2	The Parties shall endeavour to agree on the appointment of an independent Expert. If the Parties are unable to agree on an Expert within 10 Business Days of a Termination Date (if required), then the expert shall be an accountant nominated at the request of either Party by the President for the time being of the Institute of Chartered Accountants in England and Wales.

13.3	The Expert is required to prepare a written decision and give notice (including a copy) of the decision to the Parties within a maximum of 20 Business Days of the matter being referred to the Expert.

17

13.4	All matters under this Clause must be conducted, and the Expert's decision shall be written, in the English language.

13.5	The Parties are entitled to make submissions to the Expert and will provide (or procure that others including any of the Companies will provide) the Expert with such assistance and documents as the Expert reasonably requires for the purpose of reaching a decision.

13.6	To the extent not provided for by this Clause 13, the Expert may in his reasonable discretion determine such other procedures to assist with the conduct of the determination as he considers just or appropriate.

13.7	Each Party shall with reasonable promptness supply (and procure that others including any of the Companies supply) each other with all information and the Expert access to all documentation and personnel as the Expert may reasonably require to make a submission under this Clause.

13.8	The Expert shall act as an expert and not as an arbitrator. The Expert's written decision on the matters referred to him shall be final and binding in the absence of manifest error or fraud.

13.9	The costs incurred in relation to the reference to the Expert shall be borne between the Parties equally. The Expert's fees and any costs properly incurred by him in arriving at his determination (including any fees and costs of any advisers appointed by the Expert) shall be borne by the Parties equally.

14.	WARRANTIES AND INDEMNITIES

14.1	Each of the Vendors warrants, represents and undertakes jointly and severally to each of the Purchaser and NewLead that the statements in Schedule 2 are and will be on the First Completion Date and the Second Completion Date (as the case may be) true and correct in all respects and not misleading, and that each of the Vendors have fully, fairly and clearly disclosed every matter to which they relate.

14.2	The rights and remedies of the Purchaser and NewLead in respect of any breach of any of the Vendors' Warranties shall survive First Completion and Second Completion. The Vendors acknowledge that the Purchaser and NewLead are entering into this Agreement in reliance on each of the Vendors' Warranties. Each of the Vendors' Warranties shall be construed as a separate and independent warranty.

14.3	The Vendors and their successors in title will indemnify and hold harmless the Purchaser and NewLead and their respective successors in title and any other company within the Purchaser's Group and NewLead's Group in respect of any breach of any of the Warranties and in respect of any loss, liability, damages, costs, claim or expense without limitation (including legal expenses), incurred by the Purchaser and/or NewLead by reason (whether direct or indirect) of any of the Warranties being untrue, incorrect or misleading.

18

15.	PROVISION OF INFORMATION

Within two Business Days commencing from each Quarter Date arising from the First Completion Date up to and including the Termination Date, the Vendors shall provide the Purchaser with:

(a)	details of the Consideration Shares sold since the First Completion Date (or the previous Quarter Date as the case may be) and the sums received from such sale(s);

(b)	details of the total Sold Amount, that the Vendors have received (or shall receive as the case may be) since the First Completion Date as a result of sales of the Consideration Shares;

(c)	confirmation that the sale price of all or any of the Consideration Shares was not be less than the Stock Price of such Consideration Shares on the date of such sale (VWAP);

(d)	details of the total remaining Consideration Shares held unsold by the Vendors since the First Completion Date (or the previous Quarter Date as the case may be); and

(e)	such other information as the Purchaser and/or NewLead may reasonable request at any time in relation to: (i) any of the Consideration Shares (including, without limitation, the First Consideration Shares, the Second Consideration Shares, any Deferred Shares and any True-Up Shares); (ii) the Sold Amount; and/or (iii) the Accrued Liabilities, including without limitation, brokerage confirmations in relation to any of the above.

16.	PRE-EMPTION WAIVERS

16.1	From the date this Agreement, each of the Vendors hereby irrevocably waives all and any rights of pre-emption to which he may be entitled, whether under the Articles of Incorporation or Bylaws of each of the Companies or otherwise, in respect of the transfer of the Sale Shares contemplated by this Agreement.

16.2	The Purchaser and/or NewLead may at its absolute discretion in whole or in part release, compound or compromise, or grant time or indulgence to any party for any liability under this Agreement without affecting its rights against that or any other Party under the same or any other liability.

17.	PROTECTION OF THE PURCHASER'S INTERESTS

17.1	The Vendors will not (and will procure that none of the directors or officers of the Vendors, as at the date of this Agreement and from time to time as the case may be, will not) for a period of two years after the First Completion Date directly or indirectly carry on or be engaged or interested (except as the holder for investment of up to 5 per cent. of any class of securities of a company which are dealt in on any national security exchange or market, trading or quotation facility in any business which:

(a)	is carried on in direct competition with the Purchaser; and

19

(b)	competes with any business carried on at the date of this Agreement by any of the Companies or the Purchaser.

17.2	The Parties consider the restrictions in this clause to be reasonable, but if a court of competent jurisdiction finds any of them to be unenforceable the Parties agree to accept any modification as to the area, extent or duration of the restriction concerned which the court sees fit to impose or, if it does not see fit, which is necessary to render the restriction enforceable.

18.	INSURANCE

18.1	Subject to Clause 18.2, upon First Completion, all insurance cover provided in relation to Companies by the Vendors (whether under policies maintained with third party insurers or other members of the Vendors' Group) shall continue in full force and effect and the Vendors shall make all necessary arrangements with its insurers to reflect the principle of this clause, including (without limitation) arranging for any notices and/or addendum required by its insurers.

18.2	Nothing in Clause 18.1 shall prevent the Companies from continuing after the First Completion Date to have the benefit of all of the Companies' insurance policies to the extent permitted by their current terms.

18.3	In respect of any exposure arising prior to the First Completion Date under any of the Companies' insurance policies the Vendors shall not, and shall procure that none of the Vendors' Group shall, at any time between the date of this Agreement and the First Completion Date, cancel, assign or change such insurances or do any such act (or deliberately omit to take any action required by the policy knowing that the omission could have the result) such that any of the Companies cease to have the continuing right after the First Completion Date to be insured and to claim under such insurances in respect of such exposure arising prior to the First Completion Date, or which would render any such insurance, or any claim by any of the Companies under it, void or voidable or liable to termination for breach of contract.

18.4	Nothing in this Clause 18 shall prevent any member of the Purchaser and/or NewLead from making any claim and receiving and retaining the proceeds under any of the Companies' insurance policies to the extent that it relates to a loss suffered or incurred by such member.

18.5	Prior to the First Completion Date, any deductible or excess applicable to any claim by any of the Companies under any of the Companies' insurance policies in accordance with Clause 18 shall be for the account of the Vendors. After the First Completion Date, any deductible or excess applicable to any claim by any of the Companies under any of the Companies' insurance policies in accordance with Clause 18 shall be for the account of the Purchaser and/or NewLead.

18.6	After the First Completion Date, nothing in this Clause 18 shall prevent the Purchaser (or any member of the Purchaser's Group) from amending, supplementing, varying, cancelling or transferring any of the Companies' insurances as the Purchaser may require in its sole discretion.

20

19.	ANNOUNCEMENTS

19.1	Subject to Clause 19.2, no announcement concerning the sale and purchase of the Sale Shares or any ancillary matter shall be made by any Party to this Agreement without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.

19.2	Any Party may make an announcement concerning the sale and purchase of the Sale Shares or any ancillary matter if required by:

(a)	Law; or

(b)	any securities exchange or regulatory or Governmental Authority to which that Party is subject, wherever situated, including (among other bodies) whether or not the requirement has the force of law, in which case the Party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other Party before making such announcement.

19.3	The restrictions contained in this Clause shall apply after the First Completion Date and the Second Completion Date without limit in time.

20.	CONFIDENTIALITY

20.1	Each Party to this Agreement shall treat as confidential all information received or obtained as a result of entering into or performing this Agreement which relates to the provisions of this Agreement, the negotiations relating to this Agreement, the subject matter of this Agreement or the other Parties.

20.2	Notwithstanding the other provisions of this Clause, any Party may disclose confidential information:

(a)	if and to the extent required by the Law of any competent jurisdiction or for the purposes of any judicial proceedings;

(b)	if and to the extent required by any securities exchange or regulatory or governmental body to which that Party is subject, wherever situated (including, among other bodies), whether or not the requirement has the force of law;

(c)	to its professional advisers, auditors and bankers;

(d)	if and to the extent the information has come into the public domain through no fault of that Party; and

(e)	if and to the extent the other Party has given prior written consent to the disclosure.

Any information to be disclosed pursuant to Clauses 20.2(a) and (b) shall be disclosed only after notice to and consultation with the other Party, to the extent that such notice and consultation is reasonably practicable in the circumstances.

21

20.3	The restrictions contained in this Clause shall continue to apply after the First Completion Date and the Second Completion Date without limit in time.

21.	PROVISIONS RELATING TO AGREEMENT

21.1	In relation to its subject-matter this Agreement together with the agreed drafts represents the entire understanding, and supersedes any previous agreement, between the parties.

21.2	So far as it remains to be fulfilled, this Agreement will continue in full force and effect notwithstanding First Completion and Second Completion.

21.3	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.

21.4	This agreement is not intended to, nor shall it create, any rights, claims or benefits enforceable by any person not a party to it. A person who is not a party to this Agreement may not enforce, or otherwise have the benefit of, any provision of this Agreement under the Contracts (Rights of Third Parties) Act 1999.

21.5	The failure to exercise, or a delay in exercising, a right or remedy provided by this Agreement or by Law does not constitute a waiver of that or any other right or remedy or otherwise affect that or any other right or remedy.

21.6	No single or partial exercise of a right or remedy provided by this Agreement or by Law prevents the further exercise of the right or remedy, or the exercise of another right or remedy.

21.7	The rights and remedies provided by this Agreement are cumulative and do not exclude any rights and remedies provided by Law.

22.	ASSIGNMENT AND SUB-CONTRACTING

Except as otherwise expressly provided in this Agreement, no Party shall: (a) assign, or purport to assign, all or any part of the benefit of, or its rights or benefits under, this Agreement; (b) grant any security interest over, or make a declaration of trust in respect of or enter into any arrangement whereby it agrees to hold in trust for any other person, all or any part of the benefit of, or its rights or benefits under, this Agreement; or (c) sub-contract or enter into any arrangement whereby another person is to perform any or all of its obligations under this Agreement without the prior written consent of the other Party.

23.	FURTHER ASSURANCE

Each of the Parties shall, from time to time, on being required to do so by the other, do or procure the doing of all such acts and/or execute or procure the execution of such documents in a form satisfactory to the Party concerned, as the Parties may, in each case, reasonably consider necessary for giving full effect to this Agreement and securing to the Purchaser, NewLead or the Vendors (as the case may be) the full benefit of the rights, powers and remedies conferred upon them in this Agreement.

22

24.	SEVERABILITY

24.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the intention of the Parties.

24.2	To the extent that it is not possible to delete or modify the relevant provision, in whole or in part, under Clause 24.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 24.1, not be affected.

25.	COSTS

The parties will pay their own costs in connection with this Agreement, but if the Purchaser or NewLead exercises any right to rescind or terminate the Agreement the Vendors will indemnify the Purchaser and/or NewLead against all expenses and costs incurred by it in investigating the affairs of the Companies and in the negotiation and preparation of the Agreement, its Schedules and the agreed drafts.

26.	NOTICES

26.1	A notice or other communication under or in connection with this Agreement shall be in writing, in English and delivered by hand or sent by pre-paid post (or pre-paid air mail if the countries in which the sender's and the recipient's addresses are located for the purposes of this clause are different) or by fax:

to the Purchaser and to NewLead, as follows:

Address:	83 Akti Miaouli & Flessa Street, Piraeus 18538, Greece
Fax:	+30 213 0148019
Attention:	Mr Michail S Zolatas

to the Vendors, as follows:

Address:	c/o Mr George D. Theocharidis
12 Navarinou Street, Maroussi 151 22, Greece
Fax:	30 210 34 79 141
Attention:	Mr George D. Theocharidis

26.2	In the absence of evidence of earlier receipt, and except as provided in Clause 26.3, a notice or other communication is deemed given:

(a)	if delivered by hand, at the time of delivery;

(b)	if sent by post (other than air mail), at 09:30 on the second Business Day after posting it);

23

(c)	if sent by air mail, at 09:30 on the fifth Business Day after posting it;

(d)	if sent by fax, at the time of its transmission.

26.3	If a notice or other communication is delivered by hand or sent by fax after 17:30 on a Business Day or on a day which is not a Business Day, the notice or communication is deemed to have been given at 09:30 on the next following Business Day.

26.4	In this Clause, a reference to time is to local time in the country of the recipient of the notice or communication.

26.5	A Party may notify the other Party of a change to any of the details referred to in Clause 26.1. The notice shall state the date on which the change is to occur, which date must be on or after the fifth Business Day after the date on which the notice is given.

26.6	The provisions of this Clause shall not apply in relation to the service of Service Documents, where "Service Document" means a claim form, order or judgment issued out of the courts of England and Wales or any document relating to or in connection with any Proceedings (as hereinafter defined).

27.	GOVERNING LAW AND JURISDICTION

27.1	This Agreement and any non-contractual obligations arising out of or in connection with it are governed in all respects by English law and each of the Vendors irrevocably submits to the jurisdiction of the English courts and agrees that process in respect of any proceedings brought in connection with this Agreement may be served on the representative of the Vendors named below:

27.2	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement). Any Proceedings shall be brought in the English courts, where "Proceedings" means any proceeding, suit or action arising out of or in connection with this Agreement.

27.3	Each Party irrevocably submits to the jurisdiction of the English courts. Each Party irrevocably waives any objection which it may at any time have to the English courts being so nominated and agrees not to claim that the English courts are not a convenient or appropriate forum.

27.4	The Vendors irrevocably agree that any notice or document may be sufficiently and effectively served on it in connection with Proceedings in England and Wales by service on Cheeswrights Notaries of Bankside House, 107 Leadenhall Street, London EC3A 4HA or such other address within England or Wales as may be notified to the Purchaser, provided that no replacement agent has been appointed and notified to the Purchaser pursuant to Clause 27.5 below, or on the replacement agent if one has been so appointed and notified to the Purchaser.

24

27.5	If the agent referred to in Clause 27.4 above (or any replacement agent appointed pursuant to this Clause) at any time ceases for any reason to act as such, the Vendors shall appoint a replacement agent to accept service having an address for service in England or Wales and shall notify the Purchaser of the name and address of the replacement agent; failing such appointment and notification the Purchaser shall be entitled by notice to the Vendors to appoint such a replacement agent to act on the Vendors behalf provided that in cases where service is effected upon a replacement agent appointed by the Purchaser in accordance with this Clause 27.5, a copy of the relevant notice or document shall at the same time be forwarded to the last known business address of the Vendors.

25

SCHEDULE 1

PART A – THE COMPANIES

Name of Company	Registration No.	Jurisdiction of Incorporation	Registered Office	Directors/Officers
Aeolus Compania Naviera SA	109377	Republic of Liberia	80 Broad Street, Monrovia, Liberia	Nikolaos Daoulis Remantas Dimitri Vassilakopoulos Dimitrios Remantas
Flegra Compania Naviera S.A.	110238	Republic of Liberia	80 Broad Street, Monrovia, Liberia	Nikolaos Daoulis Remantas Dimitri Vassilakopoulos Dimitrios Remantas
Frourio Compania Naviera S.A	110837	Republic of Liberia	80 Broad Street, Monrovia, Liberia	Nikolaos Daoulis Remantas Dimitri Vassilakopoulos Dimitrios Remantas
Kastro Compania Naviera SA	110714	Republic of Liberia	80 Broad Street, Monrovia, Liberia	Nikolaos Daoulis Remantas Dimitri Vassilakopoulos Dimitrios Remantas
Nepheli Marine Company	109207	Republic of Liberia	80 Broad Street, Monrovia, Liberia	Nikolaos Daoulis Remantas Dimitri Vassilakopoulos Dimitrios Remantas

26

SCHEDULE 1

PART B – THE SALE SHARES

Name of Company	Vendor	Total share capital and Par Value (if any)	Number of shares held by the Vendor	Number of Sale Shares to be sold to the Purchaser
Aeolus Compania Naviera SA	Thalassa	500 shares each of no par value	500 shares (represented by Share Certificate No.1)	500 shares (represented by Share Certificate No.1)
Flegra Compania Naviera S.A.	Pelagos	500 shares each of no par value	500 shares (represented by Share Certificate No.2)	500 shares (represented by Share Certificate No.2)
Frourio Compania Naviera S.A	Pelagos	500 shares each of no par value	500 shares (represented by Share Certificate No.2)	500 shares (represented by Share Certificate No.2)
Kastro Compania Naviera SA	Thalassa	500 shares each of no par value	500 shares (represented by Share Certificate No.1)	500 shares (represented by Share Certificate No.1)
Nepheli Marine Company	Thalassa	500 shares each of no par value	500 shares (represented by Share Certificate No.1)	500 shares (represented by Share Certificate No.1)

27

SCHEDULE 2

THE WARRANTIES

1.	ACCOUNTS

The Audited Accounts (copies of which will be delivered to the Purchaser on the Second Completion Date):

(a)	have been prepared in accordance with good accounting practice including all applicable Statements of Standard Accounting Practice, US GAAP and Statements of Recommended Practice;

(b)	show a true and fair view of the state of affairs of each of the Companies as at the Balance Sheet Date and of its results for the accounting reference period ended on that date; and

(c)	are prepared on consistent bases and policies of accounting which are the same as those adopted in preparing the previous/historical accounts and, since the Balance Sheet Date, have continued to be adopted by the Companies without alteration.

2.	PROVISION FOR LIABILITIES

The Audited Accounts make full provision or reserve for or disclose (as appropriate) all liabilities (including contingent and disputed liabilities) deferred tax and all capital commitments of the Companies as at the Balance Sheet Date, indicate clearly which of those liabilities are not usually provided for or reserved, and make full provision for all bad debts and adequate reserve for all doubtful debts.

3.	VALUATION OF ASSETS

In the Audited Accounts any slow moving stock has been written down appropriately, all redundant or obsolete stock has been wholly written off, and the value attributed to the remaining stock does not exceed the lower of cost or net realisable value at the Balance Sheet Date.

4.	PROFITS

The profits shown in the Audited Accounts and in the previous/historical accounts have not to a material extent been affected (except as disclosed in those accounts) by any extraordinary or exceptional event or circumstances (or combination of such) or by any other factor rendering them unusually high or low.

5.	BOOKS AND RECORDS

All accounts, books, audited financial statements, ledgers, and other financial records of the Companies have been properly maintained and contain accurate records of all matters required to be entered in them and give a true and fair view of the matters which appear in them.

28

6.	PROVISION IN ACCOUNTS

The provision for tax included in the Audited Accounts is sufficient (on the basis of the rates of tax current at the date of the Agreement) to cover all taxation for which the Companies were at the Balance Sheet Date, or may after that date become or have become, liable -

(a)	on or in respect of or by reference to any profits, gains or income (including deemed profits, gains or income) for any period ended on or before the Balance Sheet Date; or

(b)	in respect of any distribution made or transaction entered into on or before the Balance Sheet Date;

and whether or not the liability was or is a primary liability of the Companies and whether or not any right of reimbursement exists in respect of that liability against any other person.

7.	TITLE

7.1	Except as disclosed in the Audited Accounts, the assets included in the Audited Accounts or acquired by the Companies since the Balance Sheet Date (other than trading stock disposed of since that date in the ordinary course of business) and all other assets used or employed by the Companies are the absolute property of the Companies free from any mortgage, charge, lien, bill of sale or other encumbrance and are not the subject of any leasing, hiring or hire-purchase agreement or agreement for payment on deferred terms or assignment or factoring licensing or other similar agreement, and all such assets are in the possession or under the control of the Companies and the Companies have not agreed to create or grant any such lien, charge, option, encumbrance or licence, to the Purchaser (together with such further details or information as the Purchaser may require).

7.2	The assets of the Companies comprise all the assets necessary for the continuation of its business as carried on at the date of this Agreement.

8.	CONDITION OF VESSELS

8.1	The Vessels are:

(a)	duly registered under the relevant flag states as set out in Schedule 3 and in compliance with all applicable laws, regulations and requirements (statutory or otherwise) applicable to ships registered under those flag states and engaged in the service in which it is or is to be engaged; and

(b)	classed with the classification society with the highest possible notation for such type of vessel and with its classification free from all recommendations, qualifications, requirements, notations and average damage.

29

8.2	In relation to:

(a)	"CAPTAIN NIKOLAS I" and "SOFIA", are: (i) under the technical and commercial management of NewLead; and (ii) are operationally seaworthy and in every way fit for service and with all machinery onboard in good working order;

(b)	"NEPHELI", has been inspected in February 2013 and has been found at that time to be operationally seaworthy and in every way fit for service and with all machinery onboard in good working order; and

(c)	"IOLI" and "KATERINA L", are, at the date of this Agreement, under special survey repairs and shall renew all their vessel certifications upon completion of such special surveys.

8.3	All documentation relating to the Vessels including but not limited to all certificates, plans and drawings, manuals, records and log books has been provided to the Purchaser.

8.4	Everything else belonging to the Vessels whatsoever including but not limited to all spare parts, spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s) and any stores (used or unused) has been provided to the Purchaser.

9.	BORROWING AND CHARGES

Except as disclosed in the Audited Accounts and save as referenced in Schedule 4 , the Companies do not have outstanding:-

(a)	any borrowing or indebtedness in the nature of borrowing, including, but not limited to, any bank overdraft, any liability under acceptances (otherwise than in respect of normal trade bills) and any acceptance credit; or

(b)	any other indebtedness, other than that arising in the ordinary course of their business.

10.	STATE OF CURRENT BORROWINGS

None of the Companies have received notice to repay under any agreement relating to borrowing or indebtedness in the nature of borrowing on its part which is repayable on demand, and no event of default has occurred under any agreement relating to any other borrowing or indebtedness in the nature of borrowing on its part, nor has any other event occurred which, with the giving of notice or lapse of time or making of any determination, or any combination of them, would constitute such an event of default.

11.	INSOLVENCY

11.1	No receiver or administrative receiver has been appointed in respect of any of the Companies or in respect of the whole or any part of the assets or undertaking of any of the Companies.

11.2	No administration order has been made and no petition has been presented for such an order in respect of any of the Companies.

30

11.3	No meeting has been convened at which a resolution will be proposed, no resolution has been passed, no petition has been presented and no order has been made for the winding-up of any of the Companies.

11.4	None of any of the Companies has stopped or suspended payment of its debts, become unable to pay its debts (within the meaning of section 123 of the Insolvency Act 1986) or otherwise become insolvent.

12.	LOANS TO DIRECTORS

12.1	There is not outstanding:

(a)	any loan made by any of the Companies to, or debt owing to any of the Companies by, any of the Vendors or any director of any of the Companies or any person connected with any of them as described in section 839 of the Taxes Act (including the meaning of "control") defined in section 840 of that Act);

(b)	any agreement or arrangement to which any of the Companies is a party and in which any of the Vendors or any director of any of the Companies or any person connected with any of them as mentioned in paragraph (a) above is interested; or

(c)	any agreement or arrangement between any of the Companies and any company of which it is a subsidiary or another subsidiary of any such company (including, but not limited to, any such agreement or arrangement under which any of the Companies are, or may in the future become, liable to pay any service, management or similar charge to make any payment of interest or in the nature of interest) and any of the Companies have not entered into any transaction (save in the ordinary course of trade) with any person connected with it or with any of its directors as mentioned in paragraph (a) above which has had a material effect on the results of any of the Companies for any of the last six years.

13.	MATERIAL CONTRACTS ETC

Save as referenced in Schedule 4 , there is not outstanding:

(a)	any agreement or arrangement between any of the Companies and a major distributor, supplier or customer of any of the Companies;

(b)	any joint venture, franchise, consortium or partnership agreement or arrangement to which any of the Companies is a party;

(c)	any sale or purchase option or similar agreement or arrangement affecting any assets owned or used by any of the Companies or by which it is bound;

(d)	any liability, obligation or commitment of any kind on the part of any of the Companies (including a capital commitment) which: (i) is incapable of complete performance within three months from the date of the Agreement; or (ii) has not been incurred in the ordinary course of business; or (iii) is, or is likely to be, of major significance to any of the Companies;

31

(e)	any offer or tender or the like given or made by any of the Companies which is still outstanding and capable of giving rise to a contract by the unilateral act of a third party; or

(f)	any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any government department or other body.

14.	LEGAL PROCEEDINGS

Except as disclosed in the Accounts and apart from normal debt collection, none of the Companies are engaged and since the last Balance Sheet Date been engaged or proposing to engage in any litigation, arbitration, prosecution or other legal proceedings or other forms of dispute resolution, and there are no claims or actions (whether criminal or civil) in progress, outstanding, pending or threatened against the any of the Companies, any of its assets or any of its directors or in respect of which any of the Companies is liable to indemnify any party concerned.

15.	UNLAWFUL ACTS ETC BY COMPANY

None of the Companies nor any of their officers or employees has by any act or default committed:

(a)	any criminal or unlawful act in connection with the business of any of the Companies, other than minor road traffic offences;

(b)	any breach of trust in relation to the business or affairs of any of the Companies; or

(c)	any breach of contract or statutory duty or any tortious act (including any act giving rise to product liability) which could entitle any third party to terminate any contract to which any of the Companies is a party or could lead to a claim against any of the Companies for damages or an injunction.

16.	ADEQUACY OF INSURANCE COVER

16.1	Each of the Companies has, and at all material times has had, valid insurance cover in respect of its business and assets:

(a)	against all risks normally insured against by companies carrying on the same type of business as any of the Companies or having similar assets;

(b)	for the full replacement value of its assets and for such amount in respect of its business as would in the circumstances be prudent for such a business; and

(c)	from a well-established and reputable insurer.

17.	INSURANCE POLICIES

All policies of insurance taken out in connection with the business or assets of each of the Companies have been disclosed to the Purchaser and NewLead, are written in the name of each of the Companies and are in full force and effect; and each of the Companies has not done or omitted to do or allowed anyone to do or not to do anything which might render any of those policies void or voidable and has complied with all conditions attached to them.

32

18.	CLAIMS

No claim under any policy of insurance taken out in connection with the business or assets of any of the Companies is outstanding and, so far as the Vendors are aware, there are no circumstances likely to give rise to such a claim.

19.	CONVERSION RIGHTS

No person has the right to call for the issue of any share or loan capital of any of the Companies by reason of any conversion rights or under any option or other agreement.

20.	POWERS OF ATTORNEY/AGENCY/FEES

20.1	There are no powers of attorney given by any of the Companies except any given incidentally to and for the purposes only of enforcement of any security.

20.2	No person other than an employee of any of the Companies is authorised to act as agent for any of the Companies or to bind any of the Companies otherwise than the directors of the Companies.

20.3	No person is entitled to receive from any of the Companies any fees, brokerages or other commissions in connection with the purchase or sale of the Sale Shares in or assets of the any of the Companies.

21.	LICENCES

All licences, permissions and consents required for the carrying on of the business of the each of the Companies have been obtained by it and are in full force and effect and none of the Companies is in breach of any of the terms or conditions of such licences, permissions or consents and to the best of the knowledge, information and belief of the Vendors there are no circumstances indicating that any of those licences, permissions or consents is likely to be revoked or not renewed or varied or suspended in whole or in part whether or not in the ordinary course such circumstances including but not limited to the carrying into effect of this Agreement.

22.	FEES AND FUNDS

All fees, costs and disbursements of whatever nature incurred in relation to any arrangements for perfecting or performing the sale of the Sale Shares in accordance with the terms of the Agreement have been, or will be, borne by the Vendors.

23.	EXISTENCE OF SUBSIDIARIES

Each of the Companies does not have, and has never had, any subsidiary and has never had and does not now have any subsidiary undertakings (as defined by the Companies Acts).

33

24.	EMPLOYEES AND PENSIONS

24.1	No agreement or arrangement exists whether legally or morally binding for the provision by the Company of any relevant benefits (as defined in section 612(1) of the Taxes Act, with the omission of the exception in that definition) or any death benefits for any officer or employee or former officer or employee of any of the Companies or for any dependent of any such person.

24.2	None of the Companies has any employee other than crew (including, in particular, any consultant or secondee from an employer which is or is not a member of the Vendors' Group) and no offer of employment has been made by any of the Companies to any person or entity and the Vendors' and compliance with the terms of this agreement will not entitle any directors, officers or employees of any of the companies to receive any payment or other benefit and each of the Companies remains in compliance with all employment and labour Laws applicable to any of the Companies.

24.3	None of the Companies has made or agreed to make a payment or provided or agreed to provide a benefit to a present or former director, officer or employee or to their dependants in connection with the actual or proposed termination or suspension of employment or variation of an employment contract. None of the Companies is involved in any material industrial or trade dispute or negotiation regarding a claim with any trade union, group or organisation of employees or their representatives representing employees.

25.	DISCLOSURE

25.1	All documentation and information supplied to the Purchaser (or the Purchaser's Solicitors on behalf of the Purchaser): (i) is true, accurate and complete in all respects; (ii) does not contain any misstatement of fact or omit any material fact; (iii) is not misleading; and (iv) has not been amended, varied or supplemented in any way since the date that such documentation or information was supplied.

25.2	All reasonable enquiries have been made by the Vendors to verify the facts and statements contained in all documentation and information supplied to the Purchaser (or the Purchaser's Solicitors on behalf of the Purchaser) and there are no other facts the omission of which would make any fact or statement in any such documentation or information misleading.

26.	OTHER MATERIAL ASPECTS

Since the last Balance Sheet Date:-

(a)	apart from the dividends provided for in the Audited Accounts or in the Agreement, no dividend or other distribution (as defined for the purposes of section 209 or 210 of the Taxes Act) has been declared, paid or made by any of the Companies;

(b)	the business of each of the Companies has been carried on in the ordinary course and in the same manner (including nature and scope) as in the past and so as to maintain it as a going concern;

34

(c)	there has been no material adverse change in the financial or trading position or prospects of each of the Companies;

(d)	there has been no reduction in the value of the net tangible assets of each of the Companies on the basis of the valuations adopted in the Audited Accounts;

(e)	none of the Companies have entered into any transaction which has given rise or will give rise to a liability to taxation on each of the Companies (or would have done so or would or might do so but for the availability of any relief, allowance, deduction or credit) other than corporation tax on actual income (and not chargeable gains or deemed income) of each of the Companies arising from transactions entered into in the ordinary course of business;

(f)	the business of each of the Companies have not been materially and adversely affected by the loss of any important customer or source of supply or by any abnormal factor not affecting similar businesses to a similar extent and the Vendors are not aware of any facts likely to give rise to any such effect whether before or after the First Completion Date;

(g)	none of the Companies have acquired or disposed of or agreed to acquire or dispose of any business or any material asset other than trading stock in the ordinary course of business;

(h)	no debtor has been released by any of the Companies on terms that he pays less than the book value of any debt (subject to settlement discounts on the usual terms which have been disclosed to the Purchaser) and no debt has been written off or has proved to be irrecoverable to any extent;

(i)	none of the Companies has paid any service, management or similar charges or any interest or amount in the nature of interest to any other person or incurred any liability to make such a payment;

(j)	the accounting reference period of each of the Companies since the last Balance Sheet Date has not ended; and

(k)	none of the Companies has entered into or agreed to enter into any commitments exceeding US$100,000.

27.	MATERIAL INFORMATION

All information relating to any of the Companies which is known or would on reasonable enquiry be known to the Vendors or any of them and which is material to be known by a purchaser for value of the Sale Shares has been disclosed to the Purchaser and NewLead in writing.

35

28.	RECITALS AND DISCLOSURES

The recitals to the Agreement and all information and documents relating to each of the Companies disclosed or supplied by any of the Vendors or any of the Companies or any agent of any of them to the Purchaser or NewLead, their solicitors, accountants or other agents or advisers during or with a view to the negotiations leading up to the Agreement are true and accurate in all material respects, and there is no fact not disclosed which would render any such information or document inaccurate or misleading or which, if disclosed, might reasonably affect the willingness of the Purchaser to purchase the Sale Shares for the consideration or otherwise on the terms specified in the Agreement.

29.	VESSELS AND ENVIRONMENTAL MATTERS

29.1	Each of the Companies and the Vendors is and has in the past five years, to the best of its knowledge, been in compliance in all material respects with all Laws applicable to it. Each of the Companies and the Vendors is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for it to own, lease and operate its properties and to carry on its business in all material respects as currently conducted.

29.2	Each of the Companies have good and valid title to the Vessels, and the Companies each have good and valid title to or a valid leasehold interest in all other assets necessary for each of the Companies to carry on their respective businesses as currently conducted. Neither the Vessels nor the other assets are subject to any Encumbrances, except as disclosed to the Purchaser and NewLead in the Accounts.

29.3	None of the Companies is, to the best of their knowledge, in violation of any applicable national, federal, state, local or statute, Law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, Laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mould (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws");

(a)	each of the Companies have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements,

(b)	there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against any of the Companies; and

(c)	there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting any of the Companies relating to Hazardous Materials or any Environmental Laws.

36

30.	SHARES

There are no outstanding options, warrants, rights, subscriptions, claims, agreements or understandings relating to the ownership interests of any of the Companies pursuant to which any of the Companies is or may become obligated to issue any ownership interests in the any of the Companies.

31.	OFAC

None of the Companies, any director, officer, agent, employee or affiliate of the any of the Companies is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"), and there is no action, suit, proceeding, inquiry or investigation before or brought by or threatened by OFAC.

32.	CORPORATE AUTHORITY

32.1	The Companies are duly incorporated and validly existing in good standing under the Laws of their jurisdiction of incorporation and have the power to carry on their business as it is now being conducted and to own the property and other assets it currently owns.

32.2	The Vendors have full power and authority and has taken all actions necessary to execute and deliver and to exercise its rights and perform its obligations under this Agreement and each of the documents in the agreed form to be executed on First Completion and Second Completion which constitute valid and binding obligations on the Vendors in accordance with their terms.

32.3	The Vendors' entry into and performance of any obligations under this Agreement and each of the documents in the agreed form to be executed on First Completion and Second Completion will not result in any breach of or default under any agreement or other obligation binding upon the Vendors or any of the Companies.

33.	US SECURITIES LAW

33.1	Each of the Vendors is not a "U.S. Person" as defined by Regulation S of the Securities Act, and is not acquiring the Consideration Shares for the account or benefit of a U.S. Person and was not in the United States at the time of the offer to purchase the Consideration Shares;

33.2	That the Consideration Shares are "restricted securities" within the meaning of the Securities Act and will be issued to the Vendors in accordance with Regulation S of the Securities Act;

33.3	Each of the Vendors acknowledges that the Consideration Shares are being acquired from NewLead in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Vendors represents that they are familiar with Regulation S of the Securities Act, as presently in effect, and also acknowledges that any sales of the Consideration Shares in reliance upon Regulation S, if the provisions of Regulation S should then be available as to the Consideration Shares, can only be made only after the holding period specified in Regulation S and in accordance with all the terms and conditions of Regulation S;

37

33.4	That each of the Vendors agree to resell the Consideration Shares only in accordance with the provisions of this Agreement, Regulation S of the Securities Act, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act;

33.5	That each of the Vendors acknowledge and agree that the Consideration Shares will be endorsed with the following legend in accordance with Regulation S of the Securities Act:

"THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE SECURITIES ACT. SUCH SHARES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT."

33.6	The Vendors are not acquiring the Consideration Shares as a result of, and will not itself engage in, any "directed selling efforts" as defined by Regulation S of the Securities Act, in the United States in respect of the Consideration Shares;

33.7	That each of the Vendors represent that the Consideration Shares will be acquired for their own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Vendors have no present intention of selling, granting any participation in, or otherwise distributing the same. The Vendors do not have any contract, undertaking agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Consideration Shares;

33.8	Each of the Vendors agree not to engage in hedging transactions with regard to the Consideration Shares unless in compliance with the Securities Act; and

38

SCHEDULE 3

THE VESSELS

1.	m.v. "CAPTAIN NIKOLAS I", with IMO Number 9483774 currently registered under the Maltese flag in the ownership of Aeolus Compania Naviera SA;

2.	m.v. "IOLI", with IMO Number 9520431 currently registered under the Panamanian flag in the ownership of Frourio Compania Naviera S.A;

3.	m.v. "KATERINA L", with IMO Number 94538309 currently registered under the Panamanian flag in the ownership of Flegra Compania Naviera S.A.;

4.	m.v. "NEPHELI", with IMO Number 9513361 currently registered under the Panamanian flag in the ownership of Kastro Compania Naviera SA;

5.	m.v. "SOFIA", with IMO Number 9405617 currently registered under the Panamanian flag in the ownership of Nepheli Marine Company;

39

SCHEDULE 4

LIST OF MATERIAL CONTRACTS

1.	a loan agreement dated 8 October 2009 and made between (i) FBB-First Business Bank S.A. (as lender); (ii) Flegra Compania Naviera S.A, Frourio Compania Naviera S.A. (as co-borrowers) relating to a secured non-revolving fixed term loan facility of up to US$7,550,000 with two advances of up to US$3,775,000 each, for the purpose of providing post-delivery finance for the acquisition of m.v. "KATERINA L" and m.v. "IOLI", as amended, varied and supplemented by the following: (a) an addendum dated 30 September 2011 and made between: (i) FBB-First Business Bank S.A. (as lender); (ii) Flegra Compania Naviera S.A, Frourio Compania Naviera S.A. (as co-borrowers); (iii) Harmonia Shipping Management Inc., Thalassa and Pelagos (as corporate guarantors); and (iv) Nikolaos Daoulis Remantas (as personal guarantor); (b) an addendum dated 16 April 2013 and made between: (i) FBB-First Business Bank S.A (as lender); (ii) Flegra Compania Naviera S.A, Frourio Compania Naviera S.A (as co-borrowers); (iii) Harmonia Shipping Management Inc., Thalassa and Pelagos (as corporate guarantors); and (iv) Nikolaos Daoulis Remantas (as personal guarantor); and (c) a third supplemental agreement dated 21 February 2014 and made between: (i) National Bank of Greece S.A., (as lender and legal successors to FBB-First Business Bank S.A., which was placed under special liquidation by virtue of Resolution No. 73/1/10.5.2013, issued by the Resolution Measures Committee of the Bank of Greece, in conjunction with the agreement dated 10 May 2013, entered into between National Bank of Greece S.A. and the special liquidator of FBB-First Business Bank S.A. for the transfer of assets and liabilities of FBB-First Business Bank S.A. to National Bank of Greece S.A.); (ii) Flegra Compania Naviera S.A, Frourio Compania Naviera S.A. (as co-borrowers); (iii) Harmonia Shipping Management Inc., Thalassa and Pelagos (as corporate guarantors); and (iv) Nikolaos Daoulis Remantas (as personal guarantor).

2.	A loan agreement dated 9 October 2008 and made between (i) Natixis Bank (as lender); and (ii) Aeolus Compania Naviera SA, Kastro Compania Naviera SA and Nepheli Marine Company (as joint and several borrowers); and relating to a term loan of up to US$17,880,000 in up to 3 Advances to be used to: (a) re-finance existing indebtedness in the amount of US$5,400,000 (under a loan agreement dated 29 November 2007 for a facility that had been extended by Natixis Bank to Nepheli Marine Company to part-finance the purchase of m.v. "SOFIA"); and (b) finance part of the cost of the purchase of m.v. "CAPTAIN NIKOLAS I" and m.v. "NEPHELI", as amended, varied and supplemented by the following: (a) a first supplemental agreement dated 18 September 2009 made between: (i) Natixis Bank (as lender); (ii) Aeolus Compania Naviera SA, Kastro Compania Naviera SA and Nepheli Marine Company (as joint and several Borrowers); and (iii) Harmonia Shipping Management Inc. (as manager); and (b) a second supplemental agreement dated 29 December 2011 made between: (i) Natixis Bank (as lender); (ii) Aeolus Compania Naviera SA, Kastro Compania Naviera SA and Nepheli Marine Company (as joint and several Borrowers); (iii) Thalassa (as corporate guarantor) and (iv) Harmonia Shipping Management Inc. (as managers).

40

3.	A time charter between Aeolus Compania Naviera SA and Socar Trading S&L DMCC in respect of m.v. "CAPTAIN NIKOLAS I" evidenced by: (i) a Fixture Recap (sent by email on 11 March 2014), (ii) a working draft SHELLTIME 4 Time Charter Party (undated), (iii) Socar Trading Timecharter Clauses (undated), (iv) Intertanko's Standard Chartering Questionnaire (Q88) (undated) and (v) Consumption Details of the Vessel (undated).

4.	An email confirmation dated 16 July 2014 and an email dated 2 July 2014 making various amendments to a previous (undisclosed) recap between Kastro Compania Naviera SA and Isis Maritime Trading Ltd. in respect of m.v. "NEPHELI" (each attached to this Schedule 3 for the purposes of identification).

41

IN WITNESS whereof the parties have executed this Agreement

THE VENDORS

EXECUTED by	)
/s/ Nikolaos Daoulis Remandas	)
/s/ Dimitrios Remandas	)
its Directors	)
for and on behalf of	)
THALASSA HOLDINGS SA	)

in the presence of: /s/ Kalliopi Kokkinaki

EXECUTED by	)
/s/ Nikolaos Daoulis Remandas	)
/s/ Dimitrios Remandas	)
its Directors	)
for and on behalf of	)
PELAGOS HOLDINGS SA	)

in the presence of: /s/ Kalliopi Kokkinaki

THE PURCHASER

EXECUTED by	)
/s/ Michail S. Zolotas	)
its Director	)
for and on behalf of	)
NEWLEAD TANKER	)
ACQUISITIONS INC	)

in the presence of: /s/ Kalliopi Kokkinaki

NEWLEAD

EXECUTED by	)
/s/ Michail S. Zolotas	)
its CEO	)
for and on behalf of	)
NEWLEAD HOLDINGS LTD.	)

in the presence of: /s/Kalliopi Kokkinaki

42